UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

CONNECTURE, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

20786J106

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20786J 10 6

1.	NAMES OF REPORTING PERSONS Chrysalis Ventures II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,007,162
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 4,007,162
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,007,162
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.5% [1]
12.	TYPE OF REPORTING PERSON PN

1	The percent of class was calculated based on a total of 21,680,590 shares of common stock outstanding as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission on December 12, 2014.

CUSIP No. 20786J 10 6

1.	NAMES OF REPORTING PERSONS Chrysalis Partners II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,007,162
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 4,007,162
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,007,162
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.5% [1]
12.	TYPE OF REPORTING PERSON OO

1	The percent of class was calculated based on a total of 21,680,590 shares of common stock outstanding as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission on December 12, 2014.

CUSIP No. 20786J 10 6

Item 1.	Issuer

	(a)	Name of Issuer:

Connecture, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

18500 West Corporate Drive Suite 250 Brookfield, Wisconsin 53045

Item 2.	Filing Person

	(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i)     Chrysalis Ventures II, L.P. (the “CV II”); and

(ii)    Chrysalis Partners II, LLC (its “General Partner”).

The address of the principal business office of each of the reporting persons are 101 South Fifth Street, Suite 1650, Louisville, KY 40202.

	(d)	Title of Class of Securities:

Common stock, $0.001 par value per share, (the “Common Stock”)

	(e)	CUSIP Number: 20786J 10 6
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 20786J 10 6

Item 4.	Ownership.

	(a) and (b)	Amount beneficially owned:

		(i)	CV II directly owns 4,007,162 shares of Common Stock, which represents approximately 18.5% of the outstanding shares of Common Stock.

		(ii)	The General Partner is the general partner of CV II, and may be deemed to beneficially own 4,007,162 shares of Common Stock, which represents approximately 18.5% of the outstanding shares of Common Stock. Investment and voting decisions with respect to the shares held by CV II are made by an advisory committee of the General Partner

	(c)	Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
Chrysalis Ventures II, L.P.	4,007,162	-0-	4,007,162	-0-
Chrysalis Partners II, LLC	4,007,162	-0-	4,007,162	-0-

(i)     Sole power to vote or direct the vote

(ii)    Shared power to vote or to direct the vote

(iii)  Sole power to dispose or to direct the disposition of

(iv)   Shared power to dispose or to direct the disposition of

The percent of class was calculated based on a total of 21,680,590 shares of common stock outstanding as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission on December 12, 2014.

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certification . Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015

Chrysalis Ventures II, L.P.

By:	Chrysalis Partners II, LLC

	By:	/s/ David A. Jones, Jr.
Name: David A. Jones, Jr.
Title: Authorized Member

Chrysalis Partners II, LLC

	By:	/s/ David A. Jones, Jr.
Name: David A. Jones, Jr.
Title: Authorized Member

CUSIP No. 20786J 10 6

Exhibit A

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: February 13, 2015

Chrysalis Ventures II, L.P.

By:	Chrysalis Partners II, LLC

	By:	/s/ David A. Jones, Jr.
Name: David A. Jones, Jr.
Title: Authorized Member

Chrysalis Partners II, LLC

	By:	/s/ David A. Jones, Jr.
Name: David A. Jones, Jr.
Title: Authorized Member